Exhibit 99.1

China Xiniya Fashion Limited Announces 2% Increase in Sales Fair Purchase Orders

XIAMEN, Fujian, China, October 31, 2012 /PRNEWSWIRE/ — China Xiniya Fashion Limited (“Xiniya” or the “Company” NYSE: XNY), a leading provider of men’s business casual apparel in China, today announced that the total value of purchase orders for its 2013 Spring and Summer Collection showcased during its biannual sales fair held in September 2012 in Xiamen, China increased by 2% as compared to the total value of purchase orders placed last fall.

This year’s sales fair incorporated elements of Parisian design. Focusing on the business casual market segment for upwardly mobile male professionals, Xiniya displayed three design concepts across several product sets, including jackets, suits, shirts and casual pants: “elegance”, “leisure” and “simply fashionable”. Delivery of the orders is expected to commence in January 2013, and is usually completed over the course of seven months.

While the Company’s order value has continued to increase from year to year, the lower percentage increase in order value from 2011 to 2012 as compared to 2010 to 2011 reflects the cautious approach taken by distributors and authorized retailers as a result of the broader economic softening in China and expected economic challenges in 2013. In an effort to ensure the long-term, sustainable development of its authorized retail outlets, Xiniya reduced the price on its 2013 Spring and Summer Collection by an average of 2.2% to improve the price competiveness of its products beginning in 2013. As a result, the Company’s gross margin will decline by approximately 2.2%. This move is expected to improve product turnover for authorized retail outlets and reduce both existing and new inventories in the Company’s retail channels.

“The new collection and slight increase in order value, is once again a demonstration of Xiniya’s strength in creativity and design,” said Mr. Qiming Xu, Chairman and Chief Executive Officer. “As leader in China’s business casual apparel, Xiniya has consistently been determined to promote its concept of business travel apparel that is suitable for all occasions. Despite the challenging economic environment in China and the prudent approach taken by distributors and authorized retailers in placing orders, we expect long-term growth to continue. It is with this in mind that we implemented a new strategy to improve the competitiveness of our 2013 Spring and Summer Collection by reducing the gross margins of these products. With Mr. Tiande Liao taking over as Chief Designer last month, we are focused on continuing the momentum we have gained and look forward to another strong selling season. With the menswear industry in China continuing to show strong growth potential, we are confident that our strategy to expand our retail network and increase brand recognition over the long term will continue to show promise.”

Safe Harbor Statement

This news release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target,” “going forward,” “outlook” and similar statements. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control, which may cause the Company’s actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

About China Xiniya Fashion Limited

Xiniya is a leading provider of men’s business casual apparel in China. The Company designs and manufactures men’s business casual and business formal apparel and accessories, which are marketed under the Xiniya brand, and sells through its distribution network that includes 29 distributors. Its products are sold to consumers at over 1,600 authorized retail outlets owned and managed by third parties located in 21 provinces, five autonomous regions, and four municipalities in China. This retail network focuses on second and lower-tier cities, where increasing affluence has led to an improvement in living standards and where most international men’s apparel brands do not have a significant presence. The Company’s target consumers are male working professionals in China between the ages of 25 and 45 who seek fashionable clothing to suit their working and lifestyle needs. For more information, please visit the Company’s website at http://ir.xiniya.com.

For more information, please contact:

China Xiniya Fashion Limited

Mr. Chee Jiong Ng

Chief Financial Officer

Mobile +86 136 5593 9932 in China

ngcheejiong@xiniya.com

Christensen

Ms. Kimberly Minarovich

Telephone +1 212 618 1978 in New York

kminarovich@christensenir.com

Mr. Christian Arnell

Telephone +86 10 5826 4939 in Beijing

carnell@christensenir.com

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